Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

                        October 28, 2005

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	BlackRock, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-3
(No. 333-124843)

Ladies and Gentlemen:

On behalf of BlackRock, Inc., a Delaware corporation (the “Company”), we hereby electronically transmit, pursuant to Regulation S-K promulgated by the Securities and Exchange Commission (the “Commission”), Post-Effective Amendment No. 3 to the Registration Statement of the Company on Form S-3 (Registration No. 333-124843) (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). The purpose of filing Post-Effective Amendment No. 3 to the Registration Statement is to update the table under the caption “Selling Securityholders.”

Please contact me at Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3710 should you require further information or have any questions.

Very truly yours,

/s/ Richard L Muglia

Richard L. Muglia